UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Skyline Champion Corporation
(Name of Issuer)
Common Stock, par value $0.0277 per share
(Title of Class of Securities)
830830105
(CUSIP Number)

Bain Capital Credit Member, LLC
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000
Attention: Michael Treisman

With a copy to:

Craig Marcus
Zachary Blume
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bain Capital Credit Member, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,007,379*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,007,379*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,007,379

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Excludes 21,723,400 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).  The number of shares of Common Stock reported in these cover pages does not reflect the additional shares of Common Stock that the Reporting Persons have agreed to sell in the Greenshoe Option (as defined in Item 4 of this Amendment 1).

**
The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus on Form 424B4 filed with the SEC on July 30, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sankaty Champion Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
8,017,359*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,017,359*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,017,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Excludes 21,723,400 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).  The number of shares of Common Stock reported in these cover pages does not reflect the additional shares of Common Stock that the Reporting Persons have agreed to sell in the Greenshoe Option (as defined in Item 4 of this Amendment 1).

**
The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus on Form 424B4 filed with the SEC on July 30, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sankaty Credit Opportunities IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,990,020*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,990,020*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,990,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Excludes 21,723,400 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).  The number of shares of Common Stock reported in these cover pages does not reflect the additional shares of Common Stock that the Reporting Persons have agreed to sell in the Greenshoe Option (as defined in Item 4 of this Amendment 1).

**
The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus on Form 424B4 filed with the SEC on July 30, 2018.

CUSIP No. 830830105	SCHEDULE 13D	Page 5 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sankaty Credit Opportunities Investors IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,990,020*

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,990,020*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,990,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Excludes 21,723,400 shares of Common Stock beneficially owned by the Centerbridge Entities and the MAK Entities that are subject to the Coordination Agreement and Proxy (each as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).  The number of shares of Common Stock reported in these cover pages does not reflect the additional shares of Common Stock that the Reporting Persons have agreed to sell in the Greenshoe Option (as defined in Item 4 of this Amendment 1).

**
The calculation is based upon 56,188,252 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus on Form 424B4 filed with the SEC on July 30, 2018.

ITEM 1.         Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on June 11, 2018 (the Original Schedule 13D”) by the Reporting Persons regarding the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.
Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.         Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:
Underwriting Agreement

After the close of business on August 2, 2018, Sankaty Champion Holdings, LLC and Sankaty Credit Opportunities IV, L.P. and certain other Sponsors (collectively, the “Selling Shareholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Credit Suisse Securities (USA) LLC, RBC Capital Markets, LLC and Jefferies LLC (the “Underwriter Representatives”), pursuant to which the Underwriters identified therein agreed to purchase an aggregate of 9,000,000 shares of Common Stock from the Selling Shareholders at the public offering price of $22.00 per share, less the underwriting discount of $1.21 per share.  Sankaty Credit Opportunities IV, L.P. and Sankaty Champion Holdings, LLC sold 779,889 and 2,091,174 shares of Common Stock, respectively, pursuant to the Underwriting Agreement, which such transaction closed on August 7, 2018.  Additionally, on August 7, 2018, the Underwriters exercised their 30-day option under the Underwriting Agreement (the “Greenshoe Option”) to purchase an additional 1,350,000 shares from the Selling Shareholders.  The closing of the sales relating to such option exercise is expected to occur on August 10, 2018.

Lock-up Agreement
    In connection with the Underwriting Agreement, each of the Selling Shareholders entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter Representatives.  Under the Lock-up Agreement, each Selling Shareholder agreed, subject to specified exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock, or securities convertible into or exercisable or exchangeable for shares Common Stock, for 90 days after August 2, 2018 without first obtaining the written consent of the Underwriter Representatives.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 4 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.
Item 5.         Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:
(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 1 is incorporated by reference in its entirety into this Item 5.
By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and the other Sponsors may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 32,730,779 shares, or approximately 58.3%, of the outstanding shares of Common Stock (after giving effect to distributions in kind by certain Sponsors, but prior to the closing of the Greenshoe Option).  However, the filing of this Amendment No. 1 or the Original Schedule 13D shall not be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group.  Each of the other Sponsors has separately filed a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it and is separately filing an amendment to its Schedule 13D to report the sale of shares of Common Stock pursuant to the Underwriting Agreement.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.
The calculation is based upon 56,188,252 shares of Common Stock being outstanding as of June 30, 2018, as disclosed by the Issuer in its Registration Statement on Form S-3 (Registration No. 333-226176) with the SEC on July 13, 2018.
 (c) Except for the sales described in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.
(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.
Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.
Item 7.         Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.9.
Underwriting Agreement, dated August 2, 2018, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and the Underwriter Representatives (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2018).

99.10	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2018).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 7, 2018
SANKATY CHAMPION HOLDINGS, LLC

By:	Bain Capital Credit Member, LLC, its manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors IV, LLC, its general partner

By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

SANKATY CREDIT OPPORTUNITIES INVESTORS IV, LLC

By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Executive Vice President

INDEX TO EXHIBITS

99.9.
Underwriting Agreement, dated August 2, 2018, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and the Underwriter Representatives (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2018).

99.10.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2018).